

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Via E-mail
Paul Wogan
Chief Executive Officer
GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

> **Re:** **GasLog Partners LP**
> **Amendment No.1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 13, 2014**
> **CIK No. 0001598655**

Dear Mr. Wogan:

We have reviewed your response to our prior comment letter to you dated February 28, 2014 and have the following additional comments.

Summary, page 2

1. We note your response to our prior comment 8 that you have not secured financing in connection with the potential acquisitions of the optional vessels because it is uncertain if and when you will exercise such purchase rights. Please revise the presentation here and throughout your prospectus to include a balanced presentation of your initial fleet. As currently presented your disclosure provides prominence to the optional vessels and it is uncertain whether you will obtain such vessels.

Summary Financial and Operating Data, page 18

Selected Historical Financial and Operating Data, page 84

2. Please revise to disclose the predecessor entity's basic and diluted earnings (loss) per share for each period presented in the financial statements.

Forecasted Results of Operations, page 65

Forecast Assumptions and Considerations, page 65

Summary of Significant Forecast Assumptions, page 66

Voyage revenues, page 66

3.  We note from your response to our prior comment 26 that you do not believe disclosing
    your contracted daily hire rates under your time charter contracts for each vessel would
    provide useful information to investors.  As financial forecasts should clearly disclose the
    assumptions used in making the forecast, please revise to disclose your average daily hire
    rates under your time charter contracts as well as the number of days you used in
    calculating your forecasted 2014 revenue.  Please note that we continue to believe that
    the disclosure of the detailed assumptions used in calculating your forecasted revenues
    for 2014 is necessary for investors to understand how your forecasted results were
    calculated or determined.

Financial costs and interest rate swaps, net, page 67

4.  We note your revised disclosure in response to our prior comment 32 but do not believe it
    was fully responsive to our prior comment.  In this regard, please revise to disclose the
    amounts of unamortized loan fees that are assumed to be written off in connection with
    the prepayment of the loan facility, how you determined that the deferred financing cost
    of the amended facility was 1% of the loan amount, and how much of the cumulative loss
    from other comprehensive income was reclassified into earnings as a result of the
    discontinuance of hedge accounting for certain swaps during 2013.  Your response and
    your revised disclosure should also clearly explain how each amount comprising
    financial costs (including gain or loss on interest rate swaps) was calculated or
    determined.

Liquidity and Capital Resources, page 95

5.  We note the disclosures that have been added to MD&A in response to our prior
    comment 34 but do not believe that your revised disclosures were fully responsive to our
    prior comment.  In addition to your discussion of distribution rights, please revise your
    discussion in MD&A to also disclose the various rights and privileges associated with the
    various categories of equity securities that will be issued to GasLog and others in
    connection with the offering and formation transactions.  We believe these disclosures
    are necessary to provide potential investors in your offering with the information outlined
    in paragraphs 79 and 80 of IAS 1.

Impairment of Vessels, page 101

6.  We note the discussion that has been added to pages 101 and 102 of MD&A in response to our prior comment 39 in which you indicate that the recoverable amount of your vessels is determined based on the higher of a vessel's net selling price and "value in use."  As value in used is based on the estimated future cash flows expected to arise from the continuing use of your vessels and your vessels have been in operation for only a very limited period of time, please revise to explain in further detail how you estimate future cash flows associated with future charter hire rates, operating costs, future drydocking costs and days off-hire as well as the discount rate used in your computations.

17. Derivative Financial Instruments, page F-19

7.  We note from the table included on page F-20 that the gain on interest rate swaps included in your combined carve-out statements of profit and loss for 2013 of $1,036,187 includes a realized loss on interest rate swaps held for trading of $(1,900,952).  Please tell us and revise Note 17 to explain the nature and terms of the transaction that resulted in the realized loss on interest rates swaps held for trading during 2013.

General

8.  Please include a currently dated consent of the independent registered public accounting firm as Exhibit 23 upon the filing of your Form F-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
        William P. Rogers, Jr., Esq.